Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

1. Organization and Nature of Business

Crédit Agricole Securities (USA) Inc. (the Company) is a direct, wholly owned subsidiary of Crédit Agricole Global Partners, Inc. (the Parent), which is an indirect, wholly owned subsidiary of Crédit Agricole S.A. The Company is a registered securities broker and dealer under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA).

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance, and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions, including fund managers, banks, and securities broker-dealers. The Company also engages in trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

Effective December 31, 2015, the Company only executes and clears trades for its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition of the Company as of December 31, 2017 have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board (FASB).

Accounting Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents funds deposited with two financial institutions, one held with an affiliate, Crédit Agricole Corporate and Investment Bank - New York Branch in the amount of $26,728 and the other with The Bank of NY Mellon in the amount of $8.

Customer Facilitation Activities

The Company's activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis for customers and affiliates. In margin transactions, the Company could extend credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As of December 31, 2017, the Company has only maintained a margin account for its affiliate. Customers' securities transactions are recorded on a settlement date basis.

Financial Instruments Owned/Financial Instruments Sold, Not Yet Purchased, At Fair Value

Financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value are recorded at fair value.

Securities transactions in regular-way trades are recorded on trade date, as if they had settled. The Company has no non-regular-way trades.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Trades pending settlement at December 31, 2017 were subsequently settled with no material effect on the Company's statement of financial condition.

Reverse Repurchase and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements), or securities sold under agreements to repurchase (repurchase agreements), are

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

treated as collateralized financing transactions. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a fair value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements.

Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral from the counterparty, or to return excess collateral to counterparties, when appropriate.

Offsetting Assets and Liabilities

U.S. GAAP permits securities sold and purchased under repurchase agreements to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement, among others. The Company has not elected to net such balances even when the specified conditions are met and presents the balances gross on the statement of financial condition. The Company uses master netting agreements to mitigate counterparty credit risk in certain repurchase and reverse repurchase transactions. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period). Upon the exercise of termination rights by the non-defaulting party, (i) all transactions are terminated, (ii) all transactions are valued and the positive value or "in the money" transactions are netted against the negative value or "out of the money" transactions, and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercise of termination repurchase agreement, (i) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (ii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the demanding party). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

on a net basis across all transactions governed by the master netting agreement, less any established threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

Securities Borrowing Activities

Securities borrowed transactions are recorded on a settlement date basis at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis with additional daily collateral being obtained or refunded as necessary.

Fair Value Measurements

The Company defines fair value in accordance with ASC 820, *Fair Value Measurements*. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

- Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 – Inputs are observable for the asset or liability, either directly or indirectly in active markets (other than quoted prices included within Level 1). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

- Level 3 – Inputs are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year-end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

Defined Contribution Plan

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

Income Taxes

The Company records its income tax provision using the asset and liability method in accordance with ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

3. Securities Segregated Under Federal and Other Regulations

At December 31, 2017, the Company had segregated $78,195 of qualified securities for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The qualified securities, reported as securities purchased under agreements to resell on the statement of financial condition, are subject to a 2% haircut for regulatory reserve purposes.

In addition, at December 31, 2017, the Company had segregated $8,797 of qualified securities for the benefit of proprietary accounts of broker-dealers (PAB). The qualified securities, reported as securities purchased under agreements to resell on the statement of financial condition, are subject to a 2% haircut for regulatory reserve purposes.

In addition, securities with fair value of $40,277 that are reported as securities purchased under agreements to resell on the statement of financial condition, are segregated for deposits at clearing organizations.

4. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2017, are as follows:

Receivables from brokers, dealers, and clearing organizations:	
Securities failed to deliver	$ 337,900
Receivables from clearing organizations	26,034
Other	12,029
	$ 375,963
Payables to brokers, dealers, and clearing organizations:	
Securities failed to receive	$ 249,279
Other	917
	$ 250,196

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

4. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations (continued)

Receivables from clearing organizations represent balances to satisfy margin requirements including $9,836 for Euroclear, $7,400 for the National Securities Clearing Corporation, $4,738 for the Fixed Income Clearing Corporation, $4,058 for the Depository Trust Company, and $2 from other clearing organizations.

Other receivables above consist predominantly of underwriting fees receivable of $12,026.

5. Receivables from and Payables to Customers

Receivables from and payables to customers represent balances arising from cash transactions conducted on a receipt versus payment or delivery versus payment basis, including failed trades.

The components of receivables from and payables to customers as of December 31, 2017, are as follows:

Receivables from customers:	
Securities failed to deliver	$ 23,458
Payables to customers:	
Securities failed to receive	$ 10,436

6. Fair Value Measurements

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value due to their short-term nature. Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term instruments, including securities borrowed, repurchase and reverse repurchase agreements, customer receivables and payables, and receivables from and payables to brokers, dealers, and clearing organizations. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature, are re-priced frequently, and generally have limited credit risk. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2017.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

6. Fair Value Measurements (continued)

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned, at fair value:				
U.S. government obligations	$ 17,792	$ –	$ –	$ 17,792
Corporate debt securities	–	295,981	–	295,981
Equity securities	2,031	–	–	2,031
Structured products	–	19,390	–	19,390
	$ 19,823	$ 315,371	$ –	$ 335,194

	Level 1	Level 2	Level 3	Total
Liabilities				
Financial instruments sold, not yet purchased, at fair value:				
U.S. government obligations	$ 34,976	$ –	$ –	$ 34,976
Corporate debt securities	–	225,092	–	225,092
	$ 34,976	$ 225,092	$ –	$ 260,068

There were no transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy for the Company during the year.

7. Securities Received / Delivered as Collateral

At December 31, 2017, there were no firm-owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or re-pledge. The Company has accepted collateral that it is permitted by contract or custom to sell or re-pledge. This collateral consists primarily of securities received in connection with securities borrowed and reverse repurchase agreements with financial institutions.

7. Securities Received / Delivered as Collateral (continued)

The fair value of such collateral at December 31, 2017, is $827,998. In the normal course of business, this collateral is used by the Company to cover short sales, to provide securities lending to affiliates, and to meet pledging requirements of customers and clearing organizations.

At December 31, 2017, $17,792 of the above collateral has been delivered against securities sold short or re-pledged in repurchase agreements by the Company.

8. Offsetting

Securities borrowed have been presented on a gross basis on the statement of financial condition as the Company does not transact in securities lending that could offset securities borrowed.

The following table presents as of December 31, 2017, the gross and potential net repurchase and reverse repurchase agreements. Repurchase and reverse repurchase agreements have been presented on the statement of financial condition on a gross basis. The Company does have the ability to net certain of its repurchase and reverse repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement, and where the other relevant criteria have been met, but chooses not to net.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

8. Offsetting (continued)

	Gross Amounts	Amounts Offset on the Statement of Financial Condition	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition (a)	Net Amounts (b)
Financial Assets					
Securities purchased under agreements to resell	638,328	---	638,328	(17,647)	620,681
Financial Liabilities					
Securities sold under agreements to repurchase	(17,647)	---	(17,647)	17,647	---

(a) Amounts related to recognized financial instruments that either management makes an accounting policy election not to offset or do not meet some or all of the requirements for net presentation in accordance with applicable offsetting accounting guideline ASC 210-20-45-11.

(b) The net fair value of the collateral that the Company had received or pledged under enforceable master agreements amounts to $618,913.

(Dollars in Thousands)

9. Related-Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company is reimbursed and charged for these services at cost plus a range of mark-ups between 0% and 11%. The Company also enters into securities transactions and financing transactions with its affiliates.

As of December 31, 2017, Parent and other affiliate-related balances included in the statement of financial condition consist of the following:

Assets:		
Cash	$	26,728
Financial instruments owned, at fair value		57,943
Securities purchased under agreements to resell		27,601
Receivables from brokers, dealers, and clearing organizations		22,849
Other assets		3,441
Total	$	138,562
Liabilities:		
Financial instruments sold, not yet purchased, at fair value	$	2,690
Payables to brokers, dealers, and clearing organizations		21,826
Other liabilities and accrued expenses		6,309
Total	$	30,825
Liabilities subordinated to claims of general creditors	$	360,000

The financial instruments owned and financial instruments sold largely represents bonds held and sold by the Company that have been issued by Crédit Agricole S.A.

The balances reflected in receivables from and payables to brokers, dealers and clearing organizations predominantly represents failed securities clearing transactions for its affiliates.

The Company has a subordinated loan with Credit Agricole Corporate and Investment Bank - France in the amount of $360,000.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

9. Related-Party Transactions (continued)

The Company also has a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. The purpose of this loan agreement, which provides a revolving line of $600,000, is to help the Company finance its activities in a regulatory capital-efficient manner. It was entered into on September 1, 2015, has a last borrowing date of December 18, 2019, and matures on December 18, 2020. During 2017, there were no draw downs and as of December 31, 2017, the Company has not drawn down any of the $600,000.

As of December 31, 2017, the Company had pledged $161,467 of securities that it custodies for Credit Agricole Corporate and Investment Bank – France to an affiliate to support a secured overnight facility. At December 31, 2017, the Company had no drawdowns of this facility.

The Company's federal tax liabilities are settled through its Parent. See Income Taxes footnote below for respective amounts.

10. Income Taxes

The Company is included in the consolidated federal tax return of its Parent as well as combined returns with other unitary group members. Current and deferred taxes are allocated to the Company in accordance with the Separate-Return method. Under this income tax allocation method, the Company is assumed to file a separate return with the taxing authorities, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Parent as if the Company was a separate taxpayer, except that net operating losses (or other current or deferred tax attributes), if any, are characterized as realized (or realizable) by the consolidated federal/state combined tax return group even if the Company would not otherwise have realized the attributes on a stand-alone basis. Combined state apportionment factors are also utilized by the Company. This method of allocation is systematic, rational and consistent with the broad principles established by ASC 740.

The effective tax rate differs from the federal statutory tax rate of 35%. This difference can be attributed primarily to the estimated impact of the decrease in the U.S. federal corporate income tax rate on the net deferred tax assets (see US Tax Reform below) and adjustments related to state and local taxes.

(Dollars in Thousands)

10. Income Taxes (continued)

As of December 31, 2017, the Company has a net deferred tax asset of $11,735 in the statement of financial condition. The net deferred tax asset consists primarily of deferred pension accrual, deferred compensation and deferred intercompany expense. In 2017 there was a net decrease to the deferred tax asset balance of $5,936. Such decrease was principally the result of the decrease in the U.S. federal corporate income tax rate for tax years beginning after December 31, 2017 (see US Tax Reform below).

As of December 31, 2017, the Company had a net tax liability of $3,423 that is included in other liabilities and accrued expenses in the accompanying statement of financial condition.

The Company had no reserves on uncertain tax positions as of December 31, 2017, and therefore did not accrue any interest expense or penalties as of December 31, 2017. The Company does not expect that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

As of December 31, 2017, the Company's 2011 through 2017 tax years remain subject to, or are open for, examination by one or more major tax jurisdictions.

US Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) eliminating the corporate alternative minimum tax (AMT); (3) creating the base erosion anti-abuse tax (BEAT), a new minimum tax; (4) creating a new limitation on deductible interest expense and (5) creating new limitations on the deductibility of meals and entertainment, deductibility of moving expenses and other employee benefits, among other provisions.

Deferred tax assets and deferred tax liabilities that existed as of the enactment date are expected to reverse after the Tax Act's effective date (January 1, 2018) and have been adjusted using the new statutory tax rate of 21%, resulting in a provisional decrease in the Company's deferred tax asset of $6,034 at December 31, 2017. Other changes made by the Tax Act may impact the Company's tax provision in future years.

(Dollars in Thousands)

10. Income Taxes (continued)

SAB 118

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin 118 ("SAB 118") which provides guidance on accounting for the impact of the Tax Act. SAB 118 requires an entity to use a measurement period, generally not to exceed 12 months, while it is still analyzing the accounting associated with the Tax Act. Under SAB 118, for matters for which the accounting related to the Act has not yet been completed, the Company has recognized provisional amounts to the extent that they are reasonably estimable and the Company will adjust these amounts over time as more information becomes available. The Company continues to review its provisional amounts including amounts related to the effect of the rate changes on deferred tax assets and deferred tax liabilities including the associated state and local impact, state and local interpretations of the Tax Act and the impact of additional tax guidance and accounting interpretations related to the Tax Act. Should adjustments be necessary, such adjustments will be reflected by the Company in the period that they are recognized.

11. Commitments and Contingencies

The Company has various lawsuits pending which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote and is not estimable.

12. Employee Benefit Plans

The Company has a noncontributory, defined benefit pension plan, Crédit Agricole Corporate and Investment Bank qualified and nonqualified retirement plan (the Plan), which covers full-time employees of the Company, who are between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors,

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

is currently being funded through a trust (the Trust) established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. Effective December 31, 2008, the Plan was frozen, and the average salary and service requirements were capped. Participants are vested in what they accrued through December 31, 2008. For employees who are over 55 and have 20 years of service, the Company will continue to accrue service for early retirement purposes.

The Plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

The underfunded status of the Plan of $10,606 at December 31, 2017, is recognized in the accompanying statement of financial condition in other liabilities and accrued expenses as accrued pension liability.

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for the Plan, and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2017:

Reconciliation of pension benefit obligation:		Qualified Plan		Non-Qualified Plans
Pension benefit obligation, January 1, 2017	$	31,746	$	2,777
Transfers		321		–
Interest cost		1,248		111
Settlements paid		--		–
(Gain)/loss – settlement impact		--		–
Actuarial (gain)/loss		2,665		234
Benefits paid		(746)		(87)
Pension benefit obligation, December 31, 2017	$	35,234	$	3,035

Reconciliation of fair value of plan assets:				
Fair value of plan assets as of January 1, 2017	$	24,803	$	–
Transfers		321		–
Actual return on assets		3,285		–
Settlements paid		--		–
Employer contribution		--		87
Benefits paid		(746)		(87)
Fair value of plan assets as of December 31, 2017		27,663		–
Unfunded status as of December 31, 2017	$	7,571	$	3,035

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The assumptions used in the measurement of the benefit obligations are shown in the following table:

	Qualified Plan	Non-Qualified Plans
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	3.50%	3.50%
Expected return on plan assets	7.00	N/A
Rate of compensation increase	N/A	N/A
Measurement date	12/31/17	12/31/17

The pension plan assets are held in the Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet ongoing benefit payments. Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Plan assets within the Trust consist principally the following:

	Fair Market Value	Percentage
Mutual funds		
Equity securities	$ 11,425	41.3%
Debt securities	15,159	54.8%
Real estate	1,051	3.8%
Cash	28	0.1%
Total pension plan assets	$ 27,663	100%

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The strategic target of the Plan's asset allocations is as follows:

	Target Asset Allocation
Equity securities	40%
Debt securities	56%
Real estate	4%

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year-end as reported in an active market and, thus, fall under Level 1 of fair value measurement hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the actuarial cost methods from the previous valuation.

The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities, as well as the Company's actual target asset allocation, and given the current environment, the reasonable range for the expected return on assets is 7%.

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

At December 31, 2017, future plan benefits expected to be paid through 2027 are as follows:

	Qualified Plan	Non-Qualified Plans
2018	$ 843	$ 80
2019	856	80
2020	943	91
2021	961	69
2022	1,001	63
2023 – 2027	6,263	485
	$ 10,867	$ 868

The Company also sponsors a defined contribution plan. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code). The Company makes annual matching contributions. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their contributions, and earnings thereon, in the plan. The Company's match portion is subject to a vesting schedule.

13. Liabilities Subordinated to Claims of General Creditors

At December 31, 2017, the Company had the following subordinated loan with Credit Agricole Corporate and Investment Bank - France:

Subordinated loan due December 30, 2019	$ 360,000

The loan matures on December 30, 2019, and bears interest at 3 month LIBOR plus 194 basis points, which resets every three months. The subordinated loans are approved by FINRA and meet the regulatory requirements to be included as equity when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

13. Liabilities Subordinated to Claims of General Creditors (continued)

These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

14. Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign-denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2017, the Company had no foreign currency forward contracts outstanding.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition.

15. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (the Rule) and the capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $45. At December 31, 2017, the Company had net capital of $798,047 which was 2,356.27% of aggregate debit items of $33,869 and $796,547 in excess of its required net capital.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2017
(Dollars in Thousands)

16. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes, which may impair the customer's or counterparty's ability to satisfy its obligation to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2017, the Company's most significant concentration of credit risk was with affiliated companies.

17. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2017, through February 26, 2018, the date the statement of financial condition was issued and concluded that there were no material subsequent events to disclose.